ACELYRIN, INC.

4149 Liberty Canyon Road

Agoura Hills, California 91301

May 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cindy Polynice, Suzanne Hayes, Ibolya Ignat, Vanessa Robertson

Re:    ACELYRIN, INC.

Registration Statement on Form S-1, as amended (File No. 333-271244)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ACELYRIN, INC. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on May 4, 2023, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Chadwick Mills of Cooley LLP at (650) 843-5654 or, in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

ACELYRIN, INC.

/s/ Shao-Lee Lin
By:	Shao-Lee Lin, M.D., Ph.D.
Title:	Chief Executive Officer

cc:    Mardi Dier, Chief Financial Officer; Chief Business Officer ACELYRIN, INC.

Mina Kim, Chief Legal and Administrative Officer, ACELYRIN, INC.

Chadwick Mills, Cooley LLP

Charles S. Kim, Cooley LLP

Anitha Anne, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP